News Release

7.00am BST

25 October 2018

NINE MONTH TRADING UPDATE - 2018

RELX Group, the global professional information and analytics company, reports continued underlying revenue growth in the first nine months of 2018 and reaffirms the outlook for the full year.

➢Underlying revenue growth +4% in the first nine months of 2018

➢Acquired seven assets for a total consideration of £943m year to date, and disposed of four assets for £28m

➢Completed £650m of the previously announced £700m share buyback, with the remainder to be deployed by year end

➢Completed corporate structure simplification into single parent company effective 8 September 2018

➢The full year outlook is unchanged: We are confident that we will deliver another year of underlying growth in revenue and in adjusted operating profit, together with growth in adjusted earnings per share on a constant currency basis.

Scientific, Technical & Medical

•	Underlying revenue growth +2%.
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Key business trends remained positive. Overall, electronic revenues saw continued good growth partially offset by print declines. In primary research and databases & tools we continued to enhance the functionality and increase the sophistication of our analytics. Print book sales, which were stable in the first half, returned to historical rates of decline during the main Q3 selling season. Revenue trends for the remainder of the division were consistent with the first half.

•	Full year outlook: We continue to expect modest underlying revenue growth.

Risk & Business Analytics

•	Underlying revenue growth +8%.
•

Underlying revenue growth remained strong. Insurance continued to drive growth through enhanced analytics, the extension of datasets, and by further expansion in adjacent verticals. In Business Services, further development of analytics across the financial and corporate sectors continued to drive growth. Data Services drove growth through organic development and expansion across adjacent markets. Integration of recent acquisitions is progressing well.

•	Full year outlook: We expect underlying revenue growth trends to continue.

Legal

•	Underlying revenue growth +2%.
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The market environment for legal services, and for legal information providers, remained stable. Electronic revenues saw continued growth, partially offset by print declines. The roll-out of new platform releases across our US and international markets continued, with broader datasets and the continued expansion of early stage legal analytics.

•	Full year outlook: Trends in our major customer markets are unchanged, continuing to limit the scope for underlying revenue growth.

Exhibitions

•	Underlying revenue growth +6%.
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Strong underlying revenue growth continued. Growth remained good in Europe and strong in Japan and China. The US continued to see differentiated growth rates by industry sector. Most other markets continued to grow well.

•	Full year outlook: We expect underlying revenue growth trends to continue, with cycling-in effects to increase the reported revenue growth rate by four to five percentage points.

Underlying figures are additional performance measures used by management, and are calculated at constant currencies, excluding the results of all acquisitions and disposals made in both the year and prior year, assets held for sale, exhibition cycling, and timing effects.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Disclaimer regarding forward-looking statements

This Results Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: current and future economic, political and market forces; changes in law and legal interpretations affecting the RELX Group intellectual property rights; regulatory and other changes regarding the collection, transfer or use of third party content and data; demand for the RELX Group products and services; competitive factors in the industries in which the RELX Group operates; compromises of our data security systems and interruptions in our information technology systems; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC and, historically, RELX N.V. with the US Securities and Exchange Commission.

Notes for Editors

About RELX Group

RELX Group is a global provider of information and analytics for professional and business customers across industries. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs about 30,000 people of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX.  The market capitalisation is approximately £30bn,  €34bn,  $39bn.